Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of October, 2002

                            UNITED BUSINESS MEDIA PLC
                              (name of registrant)

                                  Ludgate House
                              245 Blackfriars Road
                                 London SE1 9UY
                                 United Kingdom
                    (address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F ___X___  Form 40-F _______


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

                             Yes _______ No  ___X___


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):________________

                            UNITED BUSINESS MEDIA PLC

Form 6-K Items
--------------
        1.    Press release of the registrant dated October 30, 2002.

                                    Signature

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               UNITED BUSINESS MEDIA PLC


Dated:   October 31, 2002                      By:  /s/ Anne C. Siddell
                                                   ----------------------------
                                                   Anne C. Siddell
                                                   Group Company Secretary

                                                                          ITEM 1
30 October 2002


DIRECTORS DEALINGS

United Business Media plc has today been notified of the following dealings by directors of the company in its ordinary shares.

On 20 October 2002 options held under the MAI89 Purchase Only scheme by Clive Hollick and Charles Gregson lapsed in accordance with the scheme rules on the 10th anniversary of their grant date. These options were granted on 20 October 1992 at an exercise price of 467.625 pence per share. Clive Hollick and Charles Gregson each held options over 64,000 shares, which have now lapsed.

On 29 October 2002 Clive Hollick, Chief Executive exercised an option under the MAI 1991 Executive Scheme, which was due to lapse today (30 October 2002), over 51,200 shares at an exercise price of 234.375 pence per share. All shares were sold on 30 October 2002 at a price of 253.0753 pence per share.

Following this Mr Hollick and Mr Gregson hold the following options over ordinary shares of United Business Media plc:




-------------------------------------- --------------------------------
Director                                     Total options held
-------------------------------------- --------------------------------
-------------------------------------- --------------------------------

-------------------------------------- --------------------------------
-------------------------------------- --------------------------------
Clive Hollick                                     2,014,949
-------------------------------------- --------------------------------
-------------------------------------- --------------------------------
Charles Gregson                                    849,375
-------------------------------------- --------------------------------



Anne Siddell
Company Secretary